September 4, 2008	Robert D. Shin D 212.536.4885 F 212.536.3901 robert.shin@klgates.com

By EDGAR Transmission

Joseph Foti
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Kandi Technologies, Corp.
Form 10-K for the fiscal year ended December 31, 2007
File No. 001-33997

On behalf of Kandi Technologies, Corp. (“Kandi” or the “Company”), as counsel for the Company, we hereby submit Kandi’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated July 21, 2008, regarding the above referenced Form 10-K.

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response of Kandi.

Comment

It does not appear that your management has completed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

Response

Based on the guidance provided in the Frequently Asked Questions of Management’s Report on Internal Control Over Financial Reporting and Disclosure in Exchange Act Periodic Reports (the “FAQ”), management decided to exclude the assessment of the internal control over financial reporting of Zhejiang Kandi Vehicles Co., Ltd. from the 404 Report.

The Company was a reporting shell company until June of 2007, when, as a result of a reverse merger, it acquired all of the operations of Zhejiang Kandi Vehicles Co., Ltd., the Company’s China-based operating subsidiary. The operations of this subsidiary comprised all of the Company’s operations as of the fiscal year ended December 31, 2007. Due to the relatively recent date of the reverse merger, management determined that it could not timely complete its assessment of the Company’s internal control over financial reporting (the “404 Report”).

The FAQ clarified that the staffs of the Office of Chief Accountant and the Division of Corporation Finance will not object if the 404 Report does not cover the internal controls of companies or businesses acquired during the fiscal year ending on the “as of” date of the report where it is not possible for management to conduct a timely assessment following the consummation of the acquisition. According to the FAQ, the period in which management may omit an assessment of an acquired business’s internal controls may not extend beyond one year from the date of acquisition. The FAQ provided guidance as to appropriate disclosures in the report, which includes: (i) scope of the assessment and disclosure noting that management excluded the acquired business from the 404 Report and (ii) if such a reference is made, for management to identify the acquired business excluded and indicate the significance of the acquired business to the registrant’s consolidated financial statements.

In the instant case, the acquired business constituted 100% of the Company’s operations as of the fiscal year ended December 31, 2007, since, prior to the acquisition, the Company was a reporting shell. Based on the guidance provided by the FAQ, management excluded in its 404 Report the operations of Zhejiang Kandi Vehicles, Co., Ltd., and noted that the operations of Zhejiang Kandi Vehicles, Co., Ltd. represented all of the operations of the Company. The disclosure provided by the Company in the Form 10-K for the fiscal year ended December 31, 2007 is as follows:

“Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of our management, including the principal executive officer and principal financial officer, we are conducting an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Prior to July 2007, the Company was a reporting shell company with no operations. In July 2007, as a result of the Exchange Agreement, the Company acquired Zhejiang Kandi Vehicles Co., Ltd. The operations of Zhejiang Kandi Vehicles Co., Ltd. represent primarily all the operations of the Company on a consolidated basis and is excluded from management’s assessment of internal control over financial reporting. Due to the recent nature of the acquisition, it was not feasible for the Company to complete its review and assessment. The Company expects to complete the review of its internal control over financial reporting in 2008.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.”

Comment

In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Response

The Company has determined that management’s failure to complete its report on internal control over financial reporting does not impact its conclusions regarding the effectiveness of the Company’s disclosure controls and procedures as of the fiscal year covered by the report.

Comment

Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31).

Response

The Company had excluded such language from the certifications for the reasons described above. Since the acquired subsidiary comprises all of Kandi’s operations, the Company determined that it would be appropriate to exclude the language from the certifications. The Company intends to include the language in future filings.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Robert Shin at (212) 536-4885.

Sincerely,

By:	/s/Robert Shin
Robert Shin, Esq.